信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/SC-2004/CS-0809

16 July, 2004

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286
U.S.A.

Attn.: Ms. Kath

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the press announcement regarding delay in despatch of the circular relating to connected transactions jointly made by the Company with Tsim Sha Tsui Properties Limited published in the South China Morning Post today.

For your information, the said announcement is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Eric Ip Sai Kwong
Company Secretary

dlw 8/3

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\SC\Letter-ADR

Tsim Sha Tsui Properties Limited
(Incorporated in Hong Kong with limited liability)
(Stock code: 00247)

Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock code: 00083)

DELAY IN DESPATCH OF THE CIRCULAR RELATING TO CONNECTED TRANSACTIONS

TST Properties and Sino Land have applied to the Stock Exchange for an extension of the deadline for the despatch of the Circular in relation to connected transactions to 16 August 2004.

Reference is made to the announcement dated 25 June 2004 made jointly by TST Properties and Sino Land in relation to connected transactions (the "Announcement"). Capitalized terms used in this announcement have the same meanings as those defined in the Announcement, unless the context otherwise requires.

Pursuant to Rule 14A.49 of the Listing Rules, TST Properties and Sino Land are required to despatch to the Shareholders a circular (the "Circular") containing details of the connected transactions within 21 days after the publication of the Announcement, that is, on or before 19 July 2004. As it is the intention of the Joint Independent Committee to conduct a comprehensive review of the connected transactions of the TST Properties Group and the Sino Land Group with their connected persons which may have required disclosure and, where applicable, independent shareholders' approval in accordance with the Listing Rules which were not complied with, extra time is required to finalize the contents of the Circular. TST Properties and Sino Land have applied to the Stock Exchange for a waiver from strict compliance of the requirements of Rule 14A.49 of the Listing Rules and an extension of the deadline for the despatch of the Circular from 19 July 2004 to a date not later than 16 August 2004.

As at the date of this announcement, the executive directors of TST Properties are Mr. Robert Ng Chee Siong and Mr. Raymond Tong Kwok Tung and the independent non-executive directors are Mr. Ronald Joseph Arculli and Mr. Paul Cheng Ming Fun.

As at the date of this announcement, the executive directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Albert Yeung Pak Hin, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli and Mr. Paul Cheng Ming Fun.

By order of the Board of
Tsim Sha Tsui Properties Limited and
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 15 July 2004